UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

French Morning Media Group, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 21, 2017

Physical address of issuer
27 West 20th Street, Suite 800,
New York, NY 10011

Website of issuer
https://frenchmorningmediagroup.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Type of security offered
Series Seed II Preferred Stock

Target number of Securities to be offered
8,026

Price (or method for determining price)
$6.23

Target offering amount
$50,001.98

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the company's discretion

Maximum offering amount (if different from target offering amount)
$200,001.69

Deadline to reach the target offering amount
September 16, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$299,406	$240,255
Cash & Cash Equivalents	$29,039	$37,965
Accounts Receivable	$187,639	$110,193
Short-term Debt	$15,482	$0
Long-term Debt	$69,341	$0
Revenues/Sales	$1,118,779	$1,019,018
Cost of Goods Sold	$165,491	$288,378
Taxes Paid	$1,753	$184
Net Income	-$93,996	-$29,165

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


July 22, 2019

FORM C

Up to $200,001.69

French Morning Media Group Inc.





Explanatory Note

French Morning Media Group, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on July 18, 2019. This Amendment is filed to remove a former employee of the Company from content associated with the offering.


Series Seed II Preferred Stock


This Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by French Morning Media Group Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Series Seed II Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,001.98 and up to $200,001.69 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $105.91 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion.

The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "*Intermediary*"). The issuer will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$105.91	$0.00	$105.91
Aggregate Minimum Offering Amount	$50,001.98	$0.00	$50,01.98
Aggregate Maximum Offering Amount	$200,001.69	$0.00	$200,001.69

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at frenchmorning.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 22, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may,"

"should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:
https://frenchmorningmediagroup.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities.

Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company

The French Morning media platform(s) have been operating since 2009 under the legal entity French Morning, LLC, a New York limited liability company. Pursuant to the reorganization of the media business in July 2017, French Morning, LLC became a wholly-owned subsidiary of the French Morning Media Group, Inc., which was incorporated on July 21, 2017. The Company also conducts business under the trade names of "Frenchly" and "Maudits Francais".

The Company is located at 27 West 20th Street, Suite 800, New York, NY 10011.

The Company's website https://frenchmorningmediagroup.com/. The Company also hosts the following websites: http://frenchly.us and http://mauditsfrancais.ca.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

French Morning Media Group, Inc. is an online media company focused on building a community around meaningful news and content for Francophiles, defined as persons having a strong liking or strong admiration for France or the French, and French expats around the world. The Company generates revenue through advertisements and events.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount / number of shares of Series Seed II Preferred Stock being offered	$50,001.98 / 8,026 shares
Total shares of Series Seed II Preferred Stock outstanding after Offering (if minimum amount reached)	8,026 shares
Maximum amount / number of shares of Series Seed II Preferred Stock	$200,001.69 / 32,103 shares
Total shares of Series Seed Preferred II Stock outstanding after Offering (if maximum amount reached)	32,103 shares
Purchase price per Security	$6.23
Minimum investment amount per investor	$105.91
Offering deadline	September 16, 2019
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of its single member board of directors, sole executive officer, and key employees.

In particular, the Company is dependent on Emmanuel Saint-Martin who is the sole director and CEO of the Company. The Company intends to enter into an employment agreement with Emmanuel Saint-Martin, although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Emmanuel Saint-Martin would harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have

significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved media platforms and thus may be better equipped than us to develop and commercialize media platforms. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our media platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our success depends on consumer acceptance of our content, and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Quality management plays an essential role in determining and meeting customer requirements and the expectations of our readers, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, including its sole Director and Officer, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Emmanuel Saint-Martin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Emmanuel Saint-Martin were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person would negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and international locations.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.

The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our products are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents, copyrights, or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We maintain and rely extensively on information technology systems and network infrastructures for the effective operation of our business.

We also hold large amounts of data in various data center facilities upon which our business depends upon. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in turn could materially adversely affect our business. Our security procedures, such as virus protection software and our business continuity planning, such as our disaster recovery policies and back-up systems, may not be adequate or implemented properly to fully address the adverse effect of such events, which could adversely impact our operations.

Our business could be adversely affected to the extent we do not make the appropriate level of investment in our technology systems as our technology systems become out-of-date or obsolete and are not able to deliver the type of data integrity and reporting we need to run our business. Furthermore, when we implement new systems and or upgrade existing systems, we could be faced with temporary or prolonged disruptions that could adversely affect our business.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering, and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officer or director, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute to the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and give investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Series Seed II Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed II Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Series Seed II Preferred Stock. Because the Units of Series Seed II Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Series Seed II Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Preferred Stock may also adversely affect the price that you might be able to obtain for the Units of Series Seed II Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Purchasers of the Series Seed II Preferred Stock will have no voting rights, even upon conversion of the Securities into Common Stock.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into Common Stock. Upon such conversion, Common Stock holders will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Purchasers are required to vote by proxy in the new round of equity financing upon which the Securities were converted. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company. Only those willing to entrust all decisions to others should invest.

Purchasers who are not Major Purchasers will not be entitled to any inspection rights or information other than those required by Regulation Crowdfunding.

Unless you are a Major Purchasers, you will not have the right to inspect the books and records of the Company or receive financial or other information beyond what is required by Regulation Crowdfunding as convertible note holders are not considered shareholders. Other equity holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put convertible note holders at a disadvantage compared to other security holders.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 83.07% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of Series Seed II Preferred Stock will be subject to dilution.
Owners of Series Seed II Preferred Stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike debt securities and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Preferred Stock.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER

LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
French Morning Media Group Inc. is an online media company focused on building a community around meaningful news and content for Francophiles, defined as persons having a strong liking or strong admiration for France or the French, and French expats around the world. The Company's three websites – frenchmorning.com, frenchly.us, and mauditsfrancais.ca – currently target French expats and Francophiles in the U.S., Montreal, Canada and London, England.

The Company has two revenue streams:

- **Advertising**: From directory listings to customized campaigns, the Company offers a wide variety of services to assist advertisers in gaining leads and building brand awareness. The Company also has an integrated studio, French Morning Studio, which aims to help clients craft the story, media, and execution strategy for their marketing campaigns through social media assets and/or video series.

- **Events**: The Company organizes a wide range of events designed to bring its online content "offline" in order to deepen relationships with readers. Monetization of these events occurs through sponsorships and ticket sales.

Business Plan
The Company builds communities around its content, with creativity, expertise and discipline across a wide variety of media platforms and engage consumers in many facets of their lives in order to be the "place to be" for all French people living abroad, as well as American people interested in France. By scaling at the international level and opening new editions, it plans to leverage its position in the U.S. market, offering a new audience to its current advertisers who are interested in "French expats" wherever they live.

History of the Business
The French Morning media platform(s) have been operating since 2009 under the legal entity French Morning, LLC, a New York limited liability company. Pursuant to the reorganization of the media business in July 2017, French Morning, LLC became a wholly-owned subsidiary of the newly incorporated French Morning Media Group, Inc. Emmanuel Saint-Martin was the CEO of French Morning, LLC and is now the CEO of French Morning Media Group, Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
French Morning	Frenchmorning.com targets French expats in the U.S. and the UK. Its website is presented in French and is organized into seven local editions: New York, San Francisco, Los Angeles, Texas, Miami, Washington D.C., and London. The site is divided into several sections that offer French expats resources to stay up to date with U.S. and UK related current events and culture.	United States and United Kingdom
Frenchly.us	Frenchly.us is published in English and is designed for American Francophiles. The site's material covers content revolving around French-related current events, entertainment, and food and travel guides. The site also includes an online market that allows Francophiles to purchase French prepared foods, drinks, and beauty products.	United States

Maudits Français	Mauditsfrancais.ca is published in French and targets French expats in Montreal, Canada. The site is structured similarly to French Morning, but the information is specifically centered around news and events set in Montreal specifically.	Montreal, Canada

Competition

The Company's primary competitors in its existing market are other digital French magazines and news publications focused on French expats and Francophiles around the world. Its most direct competition includes companies such as France-Amérique, Le Figaro, Le Monde, French District, Courrier International, France Today, and other digital publications.

The markets in which the Company's products are distributed is highly competitive. French Morning Media Group's products compete against similar products of many large and small companies, including well-known global competitors. The Company believes that it is well positioned in the U.S. as a leading source of French news, and local guides and holds a significant market share position. It expects more competitors to enter its market as the French expat community grows in the U.S., Canada, and U.K., but for the foreseeable future the vast majority of its competition will come from other digital publishing companies domestic and abroad.

Customer Base

French Morning Media Groups' customers are companies from various industries, French expats in the U.S., and Francophiles in the U.S., Canada, and the U.K. The corporate customers are primarily in the travel, finance, insurance, education, and real estate markets aiming to advertise towards the Company's website users.

Intellectual Property

The Company owns the following domain names: frenchmorning.com, frenchmorningmediagroup.com, frenchly.us, and mauditsfrancais.ca.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, intellectual property ownership and infringement, tax, import and export requirements, and data privacy requirements. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 27 West 20th Street, Suite 800, New York, NY 10011.

The Company conducts business in New York, New York, Montreal, Canada and London, England.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
French Morning LLC	Limited Liability Company	New York	May 7, 2009	100.0%
French Radio London LTD	Limited Liability Company	London	Feb 26, 2010	100.0%
Maudits Editions	Corporation	Montreal	Jan 23, 2018	100%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Expansion Effort Costs and Wages in Asia	66.67%	33,336.32	66.67%	$133,341.13
Content Format Diversification Costs and Wages in Europe	33.33%	$16,665.66	33.33%	$66,660.56
Total	**100.00%**	**$50,001.98**	**100.00%**	**$200,001.69**

This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering and is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

French Morning Media Group intends to use the proceeds raised through this campaign to continue its expansion efforts outside of the U.S. The Company intends to focus on growth in Asia and aims to open two to four new publication editions focused on cities in Asia and the surrounding region.

Approximately, two-thirds of the proceeds are intended to be allocated for the wages and cost of hiring new persons to staff new editions. The remaining one-third of the proceeds is intended to cover the costs of diversifying the Company's content formats, and for the hiring of a video journalist in Europe for the London branch.

The above table of anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. The Company reserves the right to change or alter the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name:
Emmanuel Saint-Martin

Born in France, Emmanuel started his career as a journalist, working as a reporter for the weekly magazine company Le Point. During his time there, he covered topics such as sports doping, education, Afghanistan, and Iraq. He then moved to New York in 2004, where his wife began work for the United Nations. In 2006, he worked as a correspondent for the news channel France 24. In 2009, he founded French Morning as a side project. Since its founding, French Morning has expanded its reach to the French-American community with six editions in the U.S alone. Emmanuel also makes frequent guest appearances on CNN, the "Charlie Rose Show," the "Brian Lehrer Show," and others to give his commentary on French current affairs. He has published several French Books, including "L'Arrogance Française" and "Et surtout n'en parlez à personne; l'Affaire Madoff."

All positions and offices held with the Company and date such position(s) was held with start and ending dates:
Founder, Director & Chief Executive Officer, 2009 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:
Since 2009, Emmanuel Saint-Martin has served as the CEO of French Morning, a full time position. He in charge of the company's day-to-day operations and oversees all aspects of the business. He also makes frequent guest appearances on CNN, the "Charlie Rose Show," the "Brian Lehrer Show," and others to give his commentary on French current affairs.

Educational History:
1992: Bachelor's degree, Law, University of Caen
1994: Master's degree, Political Science, Institut d'Etudes Politiques de Bordeaux.
1995: DESS in Journalism (master's degree), Institut Français de Presse, University Paris 1

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name:
Emmanuel Saint-Martin

See "*Directors*" section above.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 11 employees in New York, California, Florida, Canada, and the UK.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

The Company is authorized to issue 1,000,000 shares, consisting of (a) 900,000 shares of Common Stock, $0.00001 par value per share, and (b) 100,000 shares of Series Seed Preferred Stock, $0.00001 par value per share.

As of March 15, 2019, there are 458,655 shares of the Company's Common Stock and 58,655 shares of the Company's Series Seed Preferred Stock, issued and outstanding.

Series Seed II Preferred Stock
Upon reaching the Minimum Amount in this Offering, the Company anticipates filing an Amended and Restated Certificate of Incorporation in order to authorize (a) 1,350,000 shares of Common Stock and (b) 150,000 shares of Preferred Stock, of which (x) 60,000 shares will be designated as Series Seed Preferred Stock, at $0.00001 par value per share, and an original issue price of $5.00 and (y) 90,000 shares will be designated as Series Seed II Preferred Stock, at $0.00001 par value per share, and an original issue price of $6.23 per share (the "**Series Seed II Preferred Stock**"). A draft of the Amended and Restated Certificate of Incorporation of French Morning Media Group Inc. is attached hereto as Exhibit G.

The Company has conducted the following prior Securities offerings in the past three years:

Security	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used
Series Seed Preferred Shares	17,000	$85,000	General working capital	9/15/2017	4(a)(2)
Series Seed Preferred Shares	41,655	$208,275	General working capital	8/10/2017	Reg CF

Debt
The Company has the following debt outstanding:

As of May 15, 2019, the outstanding principle balance for all Company loan agreements with Celtic Bank was $65,299.10. All such loan agreements are detailed in the subsequently provided paragraphs.

On September 12, 2018, the Company entered into a $20,000 loan agreement with Celtic Bank at a 20.08% annual percentage rate (APR). A loan fee of $1,400 has been applied to the repayment amount which brings the total repayment amount to $21,400. Pursuant to the terms of said loan, the Company promises to make monthly payments for six months. The average monthly payment amount is $3,566.67.

On November 14, 2018, the Company entered into a $15,000 loan agreement with Celtic Bank at a 24.96% (APR). A loan fee of $1,275 has been applied to the repayment amount which brings the total repayment amount to $16,275. Pursuant to the terms of said loan, the Company promises to make monthly payments for six months. The average monthly payment amount is $2,712.50.

On November 29, 2018, the Company entered into a $15,000 loan agreement with Celtic Bank at a 28.58% (APR). A loan fee of $1,275 has been applied to the repayment amount which brings the total repayment amount to $16,275. Pursuant to the terms of said loan, the Company promises to make monthly payments for six months. The average monthly payment amount is $2,712.50.

Valuation
Based on the Offering price of the Securities, the pre-offering value ascribed to the Company is $3,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is currently owned by two shareholders: Emmanuel Saint-Martin (62.3%) and Once4You, LLC (20.77%). Once4You, LLC is a limited liability company wholly-owned by Eric Draghi for the purpose of investing in the French Morning Media Group.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount each individual owns.

Name	Percentage Owned Prior to Offering
Emmanuel Saint-Martin	62.3%
Once4You LLC	20.77%

Following the Offering, the Purchasers will own approximately 1.64% of the Company if the Minimum Amount is raised and approximately 6.25% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company generates substantially all of its revenue through French Morning, LLC. To date, advertising income is the highest grossing revenue stream.

For the year ended December 31, 2017, the Company recorded revenue of $1,019,018 and a net loss of $29,165. For the year ended December 31, 2018, the Company recorded revenue of $1,118,779, and a net income loss of $93,996.

The Company incurred total operating expenses of $732,890 and $1,039,632 for the years ended December 31, 2017 and 2018, respectively. In 2017, the Company generated $730,640 in gross profit. In 2018, the Company generated $953,288 in gross profit.

Payroll Expenses
The Company expenses the cost of payroll as incurred and aggregated at $408,963 and $621,232 for the years ended December 31, 2017 and 2018, respectively.

Marketing
The Company expenses the cost of advertising and marketing as incurred and aggregated at $8,696 and $11,703 for the years ended December 31, 2017 and 2018, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to sustain the Company's current growth rate. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of its business strategy. The Offering proceeds will have a beneficial effect on liquidity, as the Company currently has $41,813 in cash on hand, which will be augmented by the Offering proceeds and used to execute its business strategy.

The Company currently has a positive average cashflow of $4,324 per month in the first half of 2019, as of June 17, 2019.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near term,

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 32,103 shares of Series Seed II Preferred Stock for up to $200,001.69. The Company is attempting to raise a minimum amount of $50,001.98 in this

Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 16, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $200,001.69 (the "Maximum Amount") and the additional Securities will be allocated as determined by the Company.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities is $6.32 per share and was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $105.91

The Offering is being made through MicroVenture Marketplace, Inc. the Intermediary.

Commission/Fees
The issuer will not owe the Intermediary any commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information. The Company's Amended and Restated Certificate of Incorporation in draft form is attached hereto as Exhibit G. The Company will file the Amended and Restated Certificate of Incorporation, substantially in the form attached hereto, upon selling the Minimum Amount in this Offering on or prior to the Offering Deadline.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Classes of Securities of the Company

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class and excluding shares issued upon conversion of Series Seed Preferred Stock are entitled to designate one (1) or more directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holders of Preferred Stock and payment of all of the Company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Shares (on an as-converted basis) after payment of all the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock (including those offered in this offering) and any additional classes of Preferred Stock that we may designate in the future.

Series Seed and Series Seed II Preferred Stock (together, "Preferred Stock")

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds.

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. So long as at least 50% of the original number of Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

- increase or decrease the authorized number of shares of any class or series of capital stock;

- redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

- declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

- liquidate, dissolve, or wind-up the business and affairs of the Corporation, including any change of control.

Proxy Granted to MicroVenture Marketplace Inc

Each Purchaser will appoint MicroVenture Marketplace, Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed II Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace, Inc.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

Each share of Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights and Preferences

Under the Subscription Agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

- Major Purchasers will receive standard information and inspection rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company may enter into loan transactions or other capital raising transactions simultaneous with this Offering and the Company may engage in increased advertising and marketing activities in order to promote this Offering

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Emmanuel Saint-Martin

(Signature)

Emmanuel Saint-Martin

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Emmanuel Saint-Martin

(Signature)

Emmanuel Saint-Martin

(Name)

Chief Executive Officer

(Title)

July 22, 2019

(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Series Seed II Offering Term Sheet
Exhibit D   Subscription Agreement
Exhibit E   Investor Deck
Exhibit F   Video Transcript
Exhibit G   DRAFT Amended and Restated Certificate of Incorporation

EXHIBIT A
Financial Statements

FRENCH MORNING MEDIA COMPANY, INC.

Reviewed Consolidated Financial Statements For The Years Ended December 31, 2018 and 2017

June 17, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
French Morning Media Company, Inc.
Brooklyn, NY

We have reviewed the accompanying financial statements of French Morning Media Company, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 17, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

FRENCH MORNING MEDIA GROUP, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ 29,039	$ 37,965
Accounts Receivable	187,639	110,193
TOTAL CURRENT ASSETS	216,678	148,158
NON-CURRENT ASSETS		
Goodwill	93,685	93,685
Accumulated Amortization	(17,957)	(8,588)
Security Deposits	7,000	7,000
TOTAL NON-CURRENT ASSETS	82,728	92,097
TOTAL ASSETS	299,406	240,255

LIABILITIES AND SHAREHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts Payable	67,251	89,942
Line of Credit	15,482	-
TOTAL CURRENT LIABILITIES	82,733	89,942
NON-CURRENT LIABILITIES		
Loans Payable	69,341	-
Related Party Note Payable	-	39,478
TOTAL LIABILITIES	152,074	129,420
SHAREHOLDERS' EQUITY		
Common Stock (900,000 shares authorized;	4	4
422,924 outstanding; $.00001 par value)		
Preferred Stock (100,000 shares authorized;	1	1
58,855 outstanding; .00001 par value)		
Additional Paid in Capital	1,156,791	139,995
Retained Earnings (Deficit)	(1,009,464)	(29,165)
TOTAL SHAREHOLDERS' EQUITY	147,332	110,835
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 299,406	$ 240,255

Reviewed- See accompanying notes.

1

FRENCH MORNING MEDIA GROUP, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	**2017**
Operating Income		
Sales	$ 1,118,779	$ 1,019,018
Cost of Goods Sold	(165,491)	(288,378)
Gross Profit	953,288	730,640
Operating Expense		
Salaries & Wages	621,232	408,963
General & Administrative	258,660	210,164
Rent	87,728	44,000
Legal & Professional	46,095	47,886
Marketing	11,703	8,696
Amortization	9,369	8,588
Research & Development	2,509	81
Depreciation	2,336	4,512
	1,039,632	732,890
Net Income from Operations	(86,344)	(2,250)
Other Income (Expense)		
Interest Expense	(9,571)	(26,611)
Tax Expense	(1,753)	(184)
Currency Exchange Gain	3,672	(120)
Net Income	$ (93,996)	$ (29,165)

FRENCH MORNING MEDIA GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (93,996)	$ (29,165)
Change in Accounts Payable	(22,691)	58,041
Change in Accounts Receivable	(77,446)	(43,726)
Amortization	9,369	8,588
Depreciation	-	4,512
Net Cash Flows From Operating Activities	(184,764)	(1,750)
Cash Flows From Investing Activities		
Change in Goodwill	-	(93,685)
Change in Equipment	-	(1,403)
Net Cash Flows From Investing Activities	-	(95,088)
Cash Flows From Financing Activities		
Change in Common Stock	-	4
Change in Preferred Stock	-	1
Change in Line of Credit	15,482	-
Change in Note Payable	69,341	(88,707)
Change in Related Party Note Payable	(39,478)	52,465
Change in Additional Paid in Capital	1,016,796	159,146
Change in Retained Earnings	(886,303)	-
Net Cash Flows From Investing Activities	175,838	122,909
Cash at Beginning of Period	37,965	11,894
Net Increase (Decrease) In Cash	(8,927)	26,071
Cash at End of Period	$ 29,039	$ 37,965

FRENCH MORNING MEDIA GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Beginning Balance	$ 110,835	$ -
Issuance of Capital Stock	-	5
Change in Additional Paid-In-Capital	1,016,796	139,995
Net Income	(93,996)	(29,165)
Adjustments to Retained Earnings	(886,303)	-
Ending Balance	$ 147,332	$ 110,835

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

French Morning Media Company, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a media company that does produces content focused on French news and culture.

The Company has three wholly-owned subsidiaries: French Morning LLC, Maudites Editions Inc., and French Morning London, LTD. These entities handle business operations in New York, Canada, and the United Kingdom, respectively.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses of ($75,258) in 2018 and ($29,165) in 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will conduct an equity crowdfund offering for the purpose of raising additional operating capital The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 10, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). They include the results of operations both of the Company and of its subsidiaries. In preparing the Company's consolidated financial statements, the effects of intra-group transactions have been eliminated.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful life of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Goodwill

Goodwill is the amount paid over the fair value of the net assets of the Company's subsidiary French Morning London, Ltd. This asset will be tested at the end of each period for impairment.

Rent

The Company rents office space on a month-to-month basis. The lease included a $7,000 security deposit. The Company currently pays $4,000 per month for this lease.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to income tax filing requirements in the State of New York.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of this pronouncement had no material affect on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of this pronouncement had no material affect on the financial statements.

NOTE D- DEBT

In 2018, the Company received a series of loans from a single creditor to fund continued operations. The loans accrue interest at different rates ranging from 20.08% to 28.58% per annum and the total balance will mature in June 2019. The Company currently makes monthly payments of $9,208 per month until the loan is paid in full.

In 2018, the Company obtained a revolving line of credit. The company can choose to pay back the balance within a 3-month period at a 7.7% interest rate per annum or within a 6-month period at 17.3% interest rate per annum from the time the line of credit is utilized. Future minimum payments are due weekly and depend on the total amount borrowed.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 17, 2019, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



Company: French Morning Media Group

Market: Media and entertainment

Product: Digital media platform for French expats and Francophiles covering news, arts, culture, style, and all things French

Company Highlights

- Approximately 500,000 unique visitors each month to its websites
- In 2018, the company generated over $1.1 million in revenue, representing a ~20.3% year-over-year increase
- Subsidiary websites MauditsFrancais.ca and London.FrenchMorning.com have reached 120,000 monthly users
- Subsidiary website Frenchly.us increased traffic by 135% year-over-year from 2017-2018, and reached 110,000 monthly users in January 2019

Executive Snapshot:

French Morning Media Group (FMMG) is a media and entertainment company focused on the French-speaking community living abroad. It provides news, current events, and local information guides for cities popular with French expats. The company has seen steady growth from 2017 to 2018, reaching approximately 500,000 unique visitors each month—a 120% year-over-year increase. It intends to continue this expansion abroad, with a focus on areas in the Asian markets, where it intends to select two to four cities to launch new editions.

In 2018, FMMG acquired the media company French Radio London, which allowed it to reach a broader audience in the UK. French Morning also launched a French language publication in Montreal, Maudits Francais, that has reached 70,000 monthly users.

The company previously raised $293,276 in a Series Seed Preferred round that consisted of $208,276 raised through the MicroVentures platform, along with $85,000 from three angel investors in 2017.



PERKS

French Morning Media Group will provide the following "perks" to investors in addition to the shares purchased, at each level of investment defined below, after shares are issued to the investor. All perk thresholds are inclusive of previous perk thresholds.

$100+
- A personalized "thank you" on one of French Morning's social media accounts

$500+
- The perk listed above, plus:
- French Morning mug (shipping included for continental U.S. only)

$5,000+
- The perks listed above, plus:
- Invitation to French Morning's annual Investor's dinner in New York City for the next two years (travel not included)

$25,000+
- The perks listed above, plus:
- Become a member of the French Morning advisory board; an opportunity to sit along with prominent members of the French American community

COMPANY SUMMARY

Opportunity

With increasing globalization, more individuals are traveling for work,[i] telecommuting,[ii] or even relocating abroad.[iii] In fact, according to the International Organization for Migration, 244 million people lived outside their country of origin in 2015.[iv] France, in particular, has experienced substantial growth in the number of individuals living outside its borders; about 1.8 million French nationals have registered as living abroad as of 2017, though the estimated number that includes non-registered expatriates is believed to be 2.5 million, according to the French Foreign Ministry.[v] French expats have cited professional reasons as well as a desire to experience new cultures as motivation for the move.[vi]

Living abroad can be an exciting new adventure…and a challenge. Beyond dealing with the language barrier and culture shock, expats struggle with familiarizing themselves with new government regulations, securing steady income, and handling housing issues.[vii] As a result, a growing number of expats are dealing with depression or anxiety.[viii] While these individuals acclimate to new lives outside their home country, some may still strive to remain connected to home. Take the 2017 French elections for example, where over 1.3 million French citizens living abroad registered to vote.[ix]

FMMG is an online media company focused on building a community around meaningful news and content for Francophiles—defined as a person who has a strong liking or strong admiration for France or the French—and French expats around the world. The company's three websites frenchmorning.com, frenchly.us, and mauditsfrancais.ca currently target French expats and Francophiles in the U.S., Canada, and the UK. A desire to



keep up with French news and culture has created an opportunity for content specifically geared towards French expatriates. Combining a French community-based magazine with local guides to cities across the U.S., Canada, and the UK, FMMG aims to capitalize on this niche audience.

Founded in 2009, FMMG provides a link to French politics, current events, and culture for the French-speaking community living abroad, plus local guides for cities popular with French expats through its websites FrenchMorning.com. The site has seen steady growth from 2017 to 2018, reaching approximately 500,000 unique visitors each month, a 120% year-over-year increase. FMMG's English language website—Frenchly.us— increased its traffic by 135% year-over-year as well, to an average of 110,000 monthly users. Additionally, the recently launched French language MauditsFrancais.ca website in Montreal has reached 70,000 monthly users and French Morning London 60,000. Over the last year, FMMG has also invested heavily in video content on YouTube and Facebook. It now has more than 78,000 subscribers on YouTube and over 100,000 likes and followers on Facebook.

Product

French Morning

Frenchmorning.com targets French expats. The site is presented in French and is organized into seven editions: Los Angeles, New York, Miami, San Francisco, Texas, Washington DC, and London. The site is broken down into several sections that offer expats resources to stay up to date with related current events and culture.



FRENCH MORNING
ETATS-UNIS
NATIONAL
MAGAZINE
SORTIR
VIE PRATIQUE
ANNONCES
ANNUAIRE
PODCASTS
LE CLUB
National
Los Angeles
Miami
New York
San Francisco
Texas
Washington
À LA UNE
Regardez ces coupl
arler de leur amour
VIE PRATIQUE
Un nouveau numéro dédié pour le service des impôts des non-résidents
INSTALLATION/VIE QUOTIDIENNE
24 magasins français et leurs équivalents américains
Capucine Moulas
ARTICLE PARTENAIRE
Mickaël Zonta, l'investissement locatif pour tous
MAGAZINE
"Moi Impat": se réinventer professionnellement après l'expatriation

Not only does French Morning deliver news, the site provides practical guides to learn English, find jobs, manage finances, and navigate real estate markets.



FRENCH MORNING
ETATS-UNIS
ETATS-UNIS
MAGAZINE
SORTIR
VIE PRATIQUE
ANNONCES
ANNUAIRE
PODCASTS
LE CLUB
Apprendre l'anglais
Education
Installation/Vie quotidienne
Emplois/Stages
Finance
Immigration
Immobilier de luxe
Logement
Santé
Tous les dossiers
Accueil › Vie Pratique › Emplois/Stages
EMPLOIS/STAGES
PLUS RÉCENTS
pour les Français de San Francisco
Le Met cherche des guides français. Vous ?
Capucine Moulas
ARTICLE PARTENAIRE
Matinée portes-ouvertes à l'École Franco-Américaine de Sunnyvale
Qu'est-ce que je risque à aller au Canada avec un J-1 ?

French Morning also includes an Ads section, where visitors can both post and search for personalized services ranging from music lessons to babysitting, and a Directory section, where users can find information on professional services such as law firms, real estate firms, and transportation companies.

FRENCH MORNING
ETATS-UNIS
ETATS-UNIS
MAGAZINE
SORTIR
VIE PRATIQUE
ANNONCES
ANNUAIRE
PODCASTS
LE CLUB
Toutes les annonces
Emploi
Sales and Events manager au FIAF
VOIR
Emploi
Corporate and Private Instruction Programs Coordinator at FIAF
VOIR
Petites annonces mises en avant
EMPLOI
Corporate and Private Instruction Programs
EMPLOI
Sales and Events manager au FIAF
Emploi
Recherche partenaire
VOIR
Login
Connexion
S'enregistrer gratuitement
Divers
Vente Flash – Déménagement – Jusqu'à mardi
VOIR


FRENCH MORNING
ETATS-UNIS
ETATS-UNIS
MAGAZINE
SORTIR
VIE PRATIQUE
ANNONCES
ANNUAIRE
PODCASTS
LE CLUB
Accueil › Carnet d'adresses
Carnet d'adresses
Publier une adresse
FRENCH MORNING WINE CLUB
En savoir plus
Catégories
Mots clés
Etats-Unis
Rechercher
Avocats Droit de la famille
À LA UNE
Hélène CARVALLO & Anne-Carole PLAÇAIS : vos avocats spécialisés en droit international de la famille
Etats-Unis, Los Angeles, Miami, New York, San Francisco, Texas, Washington
Avocates aux barreaux de New York et Paris, Hélène CARVALLO et Anne-Carole PLACAIS répondent à vo...
En savoir plus
Déménagements
À LA UNE
I Love International Moving
Etats-Unis, Los Angeles, Miami, New York, San Francisco, Texas, Washington
- Publicité -
NEW YORK
PARIS
$1,600
ROUND / TRIP

Frenchly

Frenchly.us is published in English and is designed for American Francophiles. The site's material covers content revolving around French-related current events, entertainment, food & wine, style, and travel.


Frenchly
frantastique & Frenchly
Personalized Online French Lessons
1 FREE MONTH
FRENCHLY
NEWS
CULTURE
FOOD & WINE
STYLE
TRAVEL
EVENTS
DIRECTORY
SUBSCRIBE
TRENDING NOW
Karl Lagerfeld, Iconic Chanel Designer, is Dead at 85
NEWS
XL Airways Will Switch Operations To Newark From JFK This Summer
French Morning Staff
FOOD & WINE
The Dark Story Behind Fondue: How a Swiss Cheese Cartel Made It Popular
SPONSORED POST
FERRANDI Paris's Cooking Programs Will Take You from Amateur to Master Chef
VIDEO
Macron Announces New Legislation To Fight Anti-Semitism



Maudits Français

MauditsFrancais.ca is published in French and targets French expats in Montreal. The site is structured similarly to FrenchMorning.com, but the information is specifically centered around news and events set in the respective cities.



MAUDITS FRANÇAIS
gymglish & FRENCH MORNING
Cours d'anglais en ligne personnalisés
1 MOIS GRATUIT
CANADA
MONTRÉAL
MAGAZINE
SORTIR
VIE PRATIQUE
PETITES ANNONCES
ANNUAIRE
PODCASTS
LE CLUB
À LA UNE
Norwegian annule son Paris-Newark et ses vols Montréal-Caraïbes
ACTU ET POLITIQUE
Projet de loi 9 : injonction de 10 jours, un peu de répit mais beaucoup de stress
Daisy Le Corre
MAGAZINE
Le vote en ligne ne sera pas prêt pour les élections européennes de 2019
ARTICLE PARTENAIRE
Andrea Jourdan, une chef qui met le raffinement en petits pots
AGENDA
Une soirée dégustation de vins chez Oztudio le 1er mars

Use of Proceeds and Product Roadmap

FMMG plans to use the proceeds raised through this campaign to continue the expansion of French Morning outside of the U.S.

The company's priority will be to grow in Asia. It plans to target two to four cities where it aims to open new editions. Approximatively two-thirds of the proceeds will go towards hiring new people in each of these new editions. The remaining third is intended for use in diversifying French Morning's content formats and hiring a video journalist in Europe for the London branch.


Use of Proceeds if Min ($50,002) Raised
European Video Journalist, $16,667
Asia Expansion, $33,335


Use of Proceeds if Max ($200,002) Raised
European Video Journalist, $66,667
Asia Expansion, $133,334

Business Model

The company has two revenue streams:

- **Advertising**: From directory listings to customized campaigns, the company offers a wide variety of services to assist advertisers in gaining leads and building brand awareness. The company also has an integrated studio—French Morning Studio—which aims to help clients craft the story, media, and execution strategy for their campaigns through social media assets and/or video series.

- **Events**: The company organizes a wide range of events designed to bring its online content "offline" in order to deepen relationships with readers. Monetization of these events occurs through sponsorships and ticket sales. Sponsorships make up about two thirds of the revenue while ticket sales comprise the remaining one third.

USER TRACTION

FMMG is experiencing growth across all its platforms. In total, it more than doubled its audience from 2017 to 2018, and it now has 6 million unique visitors across its multiple sites and 7 million page views. Its users have spent 5 million minutes on branded sites, and it has 110,000 email subscribers. FMMG has eight local editions in eight major metropolitan areas around the world including New York, Washington DC, Miami, San Francisco, Los Angeles, Texas, London, and Montreal.





The company now receives approximately 500,000 unique visitors each month to its websites. This represents a 120% year-over-year increase. From 2017 to 2018 its English language website—Frenchly—had an increase in traffic of 135%. It recently reached 110,000 monthly users in January 2019.

In 2018, FMMG acquired French Radio London which increased French Morning's geographic reach in the UK. Since the transaction, French Radio London was incorporated into the flagship website FrenchMorning.com and renamed French Morning London. It currently reaches more than 67,000 monthly users.

French Morning's audience on social media saw the same kind of growth, as it now has a little over 100,000 likes and followers on Facebook and 78,000 followers on YouTube. Over the last year, the company has invested heavily in video, with a number of these products seeing traffic reaching several millions of views, both on Facebook and YouTube.





HISTORICAL FINANCIALS

In 2018, FMMG generated $1,118,779 in revenue, versus revenue of $930,353 in 2017. In early 2018, a large number of clients renewed annual contracts, which is reflected by the large increase in revenue for the first quarter.



In 2018, expenses totaled $1,207,078, which is up ~15.2% from 2017's total expenses of $1,048,064.



- COGS (cost of goods sold) $165,491,
- Operating Expenses $1,041,587
- Within operating costs, the top expenses were
    - payroll costs $531,902
    - and event costs $102,276



In 2018, FMMG generated a net loss of $84,627, versus a net loss of $117,831 in 2017, which represents ~28.1% decrease in the annual deficit.



INDUSTRY AND MARKET ANALYSIS

Digital magazines provide consumers with increased convenience relative to print alternatives by allowing them to access content from virtually anywhere at any time. The number of digital magazine readers has been steadily on the rise, and now more than 20 million individuals in the U.S. alone consider themselves digital magazine readers. Before this digital disruption—caused by the internet—people were exclusively reading paper books, magazines, and newspapers. Now, they are turning to eBooks, eMagazines, and eNewspapers for their reading content. In 2017, 266 million eBooks were sold in the U.S., and around 15% of consumers have indicated that they read online newspapers on a daily basis with another 16% responding that they read them several times per week. The U.S. digital publishing industry has seen its revenue to grow to nearly $18 billion in 2018.[x] Additionally,



according to Technavio, the global digital magazine publishing market is projected to surpass $35 billion in 2020. This growth is expected to be driven by increased internet access worldwide along with more improved accessibility options via smartphones and tablets. [xi]

In the U.S., the magazine industry alone generated around $28 billion in 2017, down 39% from a decade ago. However, although the revenue and time spent reading magazines has trended downward, the number of magazine readers has increased in the U.S.[xii] Globally, magazine publishing generated $91.9 billion in 2017. By 2022, revenues are expected to drop slightly to $88.1 billion. This in part is driven by consumers who are reluctant to pay for content, and intense competition for ad revenue amongst consumer magazine publishers (CMPs). With the revenue trajectory in decline, CMPs have begun to diversify product offerings (e.g. events, custom content, brand licensing, e-commerce and affiliate marketing) to grow revenues outside of their normal business channels.[xiii] However, because advertisers pay less for digital ads relative to print ads, the increasing market share from digital revenue is unlikely to offset the decline in print media revenue.[xiv]



Declining consumer magazine revenue is pushing the whole segment downward
Consumer and trade magazine revenue (US$bn)

Legend: ■ Total consumer magazine revenue   ■ Total trade magazine revenue

Source: PwC Global Entertainment & Media Outlook: 2018–2022. PwC. Ovum.

Some publishers have found that consumers are willing to pay for content if it is consistently and significantly better than what can be found for free online. A few magazine titles have experienced recent success by introducing paywalls on their content. One publishing editor for The Spectator noted, "a big change is taking place in the market. There's now too much writing online, and in an era of fake news, where you get your analysis from has never been more important." Other publishers have noted that readers have begun to seek out factual and credible news to better understand the effects on governments and the economy. For example, The Economist and The Spectator, both of which are reputable news outlets, sold more issues between January and June 2017 than the same period in 2016. However, the opposite is true for celebrity, gossip, and fashion publications. Titles such as Vouge, Marie Claire, and Vanity Fair experienced a year-over-year decrease in sales between January and June 2017, ranging from 3% to 10%, as they have struggled to strike a balance between digital and physical print content.[xv]



In the ninth edition of the Magazine Media World Report, the International Federation of Periodical Publishers (FiPP) identified a resurgence in consumers' willingness to pay for content. Attributed to millennial readers, subscription sales have rebounded, due in part to millennials' habit to pay for content via subscription (e.g. Netflix and Spotify). Some also point to the fact that millennials may be more apt to pay for physical print media as a break from the hours they spend daily in front of a computer screen.[xvi]

In 2018, capital investments in the publishing industry totaled $36.7 billion across 493 deals. This represents a 5.7% year-over-year decrease in capital invested and a 25.8% year-over-year decrease in the number of deals. Over the past 11 years, $335.8 billion has been invested across 7,602 deals. 2011 saw the most capital invested in a given year at $50.7 billion, while 2015 had the highest number of individual deals at 925.[xvii]



COMPETITORS

France-Amérique: First published in 1943, France-Amérique is a French magazine published throughout the U.S. that covers news, culture, business, education, and food in America. The bilingual magazine publishes monthly issues and targets French expatriates, Francophones, and American Francophiles. It currently sells physical copies in 29 states and Washington D.C.[xviii] France-Amérique has 11 official partners, including TV5Monde, AirFrance, and the Paris American Club.[xix] In the U.S., a one-year subscription to its print magazine (12 issues) is $89.99.[xx]

Le Figaro: First published in Paris in 1826, Le Figaro is a daily national French newspaper that publishes stories about the economy, politics, sports, culture, and lifestyle. Subscriptions to the newspaper are €1 for the first month and €9.90 per month without commitment thereafter. Subscriptions feature unlimited, ad-free access to the newspaper across multiple platforms.[xxi] In January 2017, Le Figaro had over 336,000 issues in circulation.[xxii]

Le Monde: First published in 1944, Le Monde is a French daily evening newspaper, available in print and digital formats, that publishes stories about politics, culture, sports, and science. Subscriptions are priced at €24.90 per month and provide access to all content on multiple platforms with limited advertisements and exclusive newsletters.[xxiii] In 2017, Le Monde had an average circulation of 301,528.[xxiv] In September 2017, Le Monde entered into a strategic partnership with competitor Le Figaro to scale its digital advertising offers. Called Skyline,


this new partnership allows advertisers to run ads across all of the combined media brands operated by both companies.[xxv]

French District: Started in 2008, the French District is a news site for French expats and Francophiles living or interested in living in the U.S. The site has local editions, including Florida, New York, California, and Washington D.C. The site provides its visitors with information on current events and guides to professionals and businesses. Since its inception, the French District has written more than 10,000 articles and has sent about 450 newsletters a year. [xxvi]

Courrier International: Started in 1990, Courrier International tracks articles covering politics, economics, and cultural topics from around the world and translates them into French. The company's weekly newspaper and digital edition offers its readers a variety of selected materials from the foreign press, translated into French. The content of the newspaper and its website come from more than 1,500 sources worldwide.[xxvii] An online-only subscription costs €1 for the first month then €6.90 per month. Adding in the weekly paper brings the monthly subscription to €9.90 per month [xxviii]

France Today: First published in 1985, France Today is a magazine and website that offers two different editions; one for UK readers and one for international readers. Each magazine consists of articles and content about French travel and lifestyle. France Today is available in over 30 countries, including the U.S., Canada, Russia, China, and Japan. The company's website receives over 250,000 visits per month.[xxix] For readers in the U.S. and Canada, a one-year subscription (six issues) costs $50, and a two-year subscription (12 issues) costs $90.[xxx]

TEAM



Emmanuel Saint-Martin, CEO: Born in France, Emmanuel started his career as a journalist, working as a reporter for the weekly magazine company Le Point. During his time there, he covered topics such as sports doping, education, Afghanistan, and the war in Iraq. He then moved to New York in 2004, where his wife began work for the United Nations. In 2006, he worked as a correspondent for the news channel France 24. In 2009, he founded French Morning as a side project. Since its founding, French Morning has expanded its reach to the French-American community with six editions in the U.S alone. Emmanuel also makes frequent guest appearances on CNN, the "Charlie Rose Show," the "Brian Lehrer Show," and others to give his commentary on French current affairs. He has published several French Books, including "L'Arrogance Française" and "Et surtout n'en parlez à personne; l'Affaire Madoff."



Alexis Buisson, Managing Editor: Alexis discovered journalism as a teenager through cable news channels, and went on to create his high school's newspaper and started volunteering as a host and news flasher in a Paris radio station. He studied journalism for a year at Boston University (BU) as an exchange student in 2005-2006, during which time he also worked for the student newspaper and wrote his first feature story on the devastation of Hurricane Katrina in New Orleans. Alexis moved to New York two years later and began freelancing for various French and French-speaking news organizations, covering presidential campaigns and the effects of the Great Recession among other topics. He joined FMMG as a freelancer in 2007 and became Managing Editor in 2011. In addition to his position at French Morning, Alexis freelances for various French publications, including the daily newspaper La Croix.





Romain Poirot, Advertising Director: Romain leads the U.S., UK and Quebec business development teams in all aspects of online growth, customer relationship management (CRM), partnerships, and events. His expertise is in online media and entrepreneurship, and he has more than six years of experience in online media sales management. Prior to FMMG, Romain helped online media start-ups grow and advance to new levels. He holds two bachelor's degrees, one in International Marketing and one in International Business from EM Strasbourg in France, and PACE University in New York, respectively.

PAST FINANCING

Series Seed 1	Date	Amount	Pre-Money Valuation	Price Per Share
Crowdfunding	Oct-17	$208,276	$2M	$5.00
Angel Investors	Oct-17	$85,000	$2M	$5.00

In 2017, French Morning Media Group raised $293,276 in a Series Seed funding round. The round consisted of a crowdfunding campaign through the MicroVentures platform that raised $208,276 as well as investments from three angel investors totaling $85,000.

INVESTMENT TERMS

Security Type: Series Seed II Preferred Stock
Round Size: Min: $50,001.98 **Max**: $200,001.69
Price per Share: $6.23
Pre-Money Valuation: $3 million
Conversion Provisions: Convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

PRESS

FACC LA: Introducing our new partnership with French Morning!
French Culture: More than 40 exhibitors in San Francisco
New Tang Dynasty Television: The 5th Annual Bilingual Information Exhibition debuted on the 3rd
Miami New Times: Taste-Test Artisan Breads at Miami's First Baguette Battle

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.



The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Litigation

On April 18, 2019, an action for copyright infringement was filed against French Morning Media Group alleging an unauthorized reproduction and public display of a copyrighted photograph of Emmanuel Macron. The plaintiff seeks monetary relief under the Copyright Act of the United States. A July 10, 2019 filing informed the Court that the parties have reached a settlement in principle and request that the action be administratively dismissed with leave to reopen if the plaintiff has not filed a withdrawal within 60 days.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,



- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i http://www.businesstravelnews.com/Procurement/Business-Travelers-Expect-Business-Trips-to-Increase

ii https://www.nytimes.com/2017/02/15/us/remote-workers-work-from-home.html

iii https://smallbusiness.co.uk/employees-working-overseas-rise-2018-2542385/

iv https://publications.iom.int/system/files/pdf/wmr_2018_en.pdf

v http://www.assemblee-afe.fr/IMG/pdf/rapport_2018_-_version_pdf_2.pdf

vi https://www.thelocal.fr/20160316/french-expats-are-becoming-more-

vii http://www.expatfocus.com/the-biggest-challenges-of-moving-abroad

viii http://www.hcamag.com/hr-news/mental-health-a-growing-issue-for-expats-238586.aspx

ix http://www.newsweek.com/french-voters-abroad-macron-le-pen-new-york-596654

x https://www.statista.com/topics/1453/digital-publishing/

xi http://www.businesswire.com/news/home/20160223005295/en/Global-Digital-Magazine-Publishing-Market-Exceed-USD

xii https://www.statista.com/topics/1265/magazines/

xiii https://www.pwc.com/gx/en/industries/tmt/media/outlook/segment-findings.html

xiv http://www.pwc.com/gx/en/entertainment-media/pdf/newspapers-and-magazines-outlook-article.pdf

xv https://www.bbc.com/news/entertainment-arts-40897967

xvi https://www.thedrum.com/news/2018/03/29/how-publishers-are-building-revenues-through-innovation

xvii PitchBook Data, Inc.; Downloaded on February 21, 2019

xviii https://france-amerique.com/where-to-find-us/

xix https://france-amerique.com/partenaires/

xx
https://online.icnfull.com/fac/?req=UBGq4OvT8Ls95n9CPZGnsxFvDQgwQjyyiz61lPGfcASkJBeefLAhE1sIOJTSZwPifOQbYcCgoEDnds2AJb2ObIaT1l1lRP9MWXLZNK9cMc0%3D&t=ad15b36e7604i42e0cb583n8c0d571e4287

xxi https://boutique.lefigaro.fr/abonnements/premium/1e99b?origine=VWH16004&ga_source=lien_premium_burger_haut&utm_referrer=http%3A%2F%2Fwww.lefigaro.fr%2F

xxii http://www.voxeurop.eu/en/content/source-information/504-le-figaro

xxiii http://abo.lemonde.fr/

xxiv https://www.statista.com/statistics/304642/le-monde-circulation/

xxv https://digiday.com/media/french-publishers-joining-forces-take-google-facebook/

xxvi http://frenchdistrict.com/articles/le-french-district-qui-sommes-nous/

xxvii http://www.courrierinternational.com/page/qui-sommes-nous

xxviii https://boutique.courrierinternational.com/?utm_source=site-CO&utm_medium=cta&utm_campaign=boite-a-outils



[xxix] https://www.francetoday.com/about-us/
[xxx] https://www.imsnews.com/fta-sf

EXHIBIT C
Series Seed II Offering Term Sheet

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED II PREFERRED STOCK OF
French Morning Media Group, Inc.
July 18, 2019

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of French Morning Media Group, Inc., a Delaware corporation (the "***Company***"). This summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed II Preferred Stock of the Company (the "***Series Seed***").
Maximum Offering Amount:	$200,001.69
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***").
Price Per Share:	$6.23 price per share (the "***Original Issue Price***"), based on a pre-money valuation of $3,000,000.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed II, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	So long as at least 50% of the original number of Series Seed II Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Approval of a majority of the Preferred Stock holders required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; or (vii) liquidate or dissolve, including any change of control.
Proxy Grant	Each Purchaser will appoint MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed II Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc.
Financial Information:	Purchasers who have invested at least $50,000 ("***Major Purchasers***") will receive standard information and inspection rights and management rights letter.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed II will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

COMPANY: PURCHASER:

FRENCH MORNING MEDIA GROUP,
INC.

_____   _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

EXHIBIT D

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
French Morning Media Group, Inc.
27 West 20th Street, Ste 800
New York, NY 10011

Ladies and Gentlemen:

The undersigned understands that French Morning Media Group, Inc., a Delaware corporation (the "Company"), is offering up to 32,103 shares of Series Seed II Preferred Stock (the "Securities") in a Regulation CF Offering at a price per security of $6.23 for an aggregate capital raise of up to $200,001.69 This Offering is made pursuant to the Form C, dated July 18, 2019 as the same may be amended or supplemented (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) and Regulation CF of the Securities Act and Title III under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on September 16, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) <u>General</u>.

   i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

   ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

   iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

   iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) <u>Information Concerning the Company</u>.

   i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

   ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

    i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

    iii.   The undersigned agrees: that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) <u>Filing of Restated Charter</u>. The Company shall have filed with the Delaware Department of State the Amended and Restated Certificate of Incorporation of the Company in the form of **Exhibit A** to this Agreement that will create the Securities being sold hereunder having the rights described in the Form C.

b) <u>Representations and Warranties</u>. The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

c) <u>Target Amount</u>. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C and at the time of the Closing, the Company shall have received into the escrow account established with MicroVenture Marketplace, Inc. and the escrow agent in cleared funds, and is accepting, subscriptions for the Securities having an aggregate investment amount of at least the target amount specified in the Form C.

8. **OTHER AGREEMENTS**.

    (a)   <u>Information Rights</u>. The Company will furnish to the undersigned if the undersigned has invested at least Fifty Thousand Dollars ($50,000) in this offering and has thereby become a Major Investor (a "**Major Investor**") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b)   Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Major Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in the Company.

(c)   Inspection Rights. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Investor.

(d)   Additional Rights. In the event that the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") which have (a) rights, preferences or privileges that are more favorable than the terms of the Securities, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the undersigned with respect to the Securities (with appropriate adjustment for economic terms or other contractual rights, subject to undersigned's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "**Next Financing Documents**"). Any Major Investor will remain a Major Investor for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by the undersigned, the provisions of this Section 8 shall be amended and restated by and into such Next Financing Documents.

(e)   Participation Right.

(i)   General. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(e)(ii) below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "**Pro Rata Share**" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

(ii)   New Securities. "**New Securities**" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "**Board**"); (e) shares of the Company's Series Seed II Preferred Stock issued pursuant to this offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the

Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

(iii)   Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 8(e). Each Major Investor shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 8(e) based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

(iv)   Failure to Exercise. If the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. If the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this Section 8(e).

9. **OBLIGATIONS IRREVOCABLE**. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **WAIVER OF JURY TRIAL**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **SUBMISSION TO JURISDICTION**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the city of Dover, Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to conflict of law principles thereof.

16. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	French Morning Media Group, Inc. 27 West 20th Street, Ste 800 New York, NY 10011 Attention: Emmanuel Saint-Martin
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW, Ste 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. **NOTIFICATION OF CHANGES**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this [DAY] OF [MONTH], 2019

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

French Morning Media Group, Inc.
By_____ Name: Title:

IRREVOCABLE PROXY TO VOTE STOCK

OF

FRENCH MORNING MEDIA GROUP, INC.

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of French Morning Media Group, Inc., a Delaware corporation, (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints MicroVenture Marketplace, Inc. (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed II Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed II Preferred Stock Investment Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

EXHIBIT E
Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

News & Events for French Speaking Expats and Francophiles

TARGET DEMOGRAPHIC

• With increasing globalization, more individuals are traveling for work,[i] telecommuting,[ii] or even relocating abroad.[iii]

• According to the International Organization for Migration, 244 million people lived outside their country of origin in 2015.[iv]

• France in particular has experienced substantial growth in the number of individuals living outside its borders.[v]

• About 1.8 million French nationals have registered as living abroad as of 2018, though the estimated number that includes non-registered expatriates is believed to be 2.5 million, according to the French Foreign Ministry.[vi]

i. http://www.businesstravelnews.com/Procurement/Business-Travelers-Expect-Business-Trips-to-Increase
ii. https://www.nytimes.com/2017/02/15/us/remote-workers-work-from-home.html
iii. https://smallbusiness.co.uk/employees-working-overseas-rise-2018-2542385/
iv. https://publications.iom.int/system/files/pdf/wmr_2018_en.pdf
v. http://www.assemblee-afe.fr/IMG/pdf/rapport_2018_-_version_pdf_2.pdf
vi. https://www.thelocal.fr/20160316/french-expats-are-becoming-more-

ADDRESSING A MARKET NEED

• French-speaking expats and Francophiles may have a desire to keep up with French news and culture with content specifically geared towards French expatriates.

• The language barrier and culture shock of a new country could make it hard for expats to familiarize themselves with new government regulations, secure steady income, handle housing issues, and more.[i]

• A good example of the desire to stay connected can be seen in the 2017 French elections, where over 1.3 million French citizens living abroad registered to vote.[ii]



ÉLECTIONS
PRÉSIDENTIELLES
23 avril - 7 mai 2017

i. http://www.expatfocus.com/the-biggest-challenges-of-moving-abroad
ii. http://www.newsweek.com/french-voters-abroad-macron-le-pen-new-york-596654

THE SOLUTION: FRENCH MORNING

- French Morning Media Group (FMMG) is a French community-based online magazine with local information guides to cities across the U.S., Canada, and the UK, that aims to capitalize on this niche audience.

- It's focused on building a community around meaningful news and content for Francophiles—defined as a person who has a strong liking or strong admiration for France or the French—and French expats around the world.

- Its three websites to address these connected communities include:
  - frenchmorning.com: for French communities in the U.S. (New York, San Francisco, Los Angeles, Texas, Miami, DC) and in London
  - frenchly.us: a website for American francophiles
  - mauditsfrancais.ca: addressing the French community living in Montreal









REVENUE

- **Advertising —** offers a **wide variety of services to assist advertisers** in gaining leads and building brand awareness, including:
  - Directory listings and customized campaigns
  - French Morning Studio – a service to help clients craft the story, media, and execution strategy for their campaigns through social media assets and/or video series

- **Events —** hosts **events designed to bring French Morning online content** “offline” in order to deepen relationships with readers.
  - Monetization of these events occurs through sponsorships and ticket sales
  - Sponsorship makes up about two thirds of the revenue while ticket sales comprise the remaining one third
  - Examples of successful events include: Best Baguette, Bilingual Fair, and more







FRENCH MORNING
The best baguette in New York is...
BEST BAGUETTE NEW YORK
February 24th, 2019 from 12pm to 3pm
SPiN
NOEL



French Morning Media Group 2018: Globalization Year 1

LOCAL PARTNERS

New editions have been added to the French Morning Media Group for local French communities across the world:


MONTREAL

French Morning Montreal (Maudits Français) is led by a French journalist who has been living in Montreal for several years.

In one year, its following on social media has made it a widely popular online magazine for French expats in Montréal.


LONDON

We purchased a French radio station (French Radio London) to use their large email base to build our audience.

We now have close to ~50,000 subscribers on our newsletter.

MARKET PRESENCE AT A GLANCE

- Multiple Websites
  - Eight local editions in eight major metropolitan areas around the world including New York, Washington, D.C., Miami, San Francisco, Los Angeles, Texas, London, and Montreal
  - 500,000 monthly unique visitors
  - 7 million page views
  - 110,000 email subscribers (as of January 2019)

- Social Media
  - Audience growth has increased to little over 100,000 likes and followers on Facebook and 70,000 followers on YouTube
  - Over the last year, the company has invested heavily in video, with a number of these products seeing traffic reaching several millions of views, both on Facebook and YouTube

MAJOR MILESTONES

May 2017   Open in Montreal (Maudits Français)

Oct 2017   Close Fundraising round #1 (~$293K)

Jan 2018   Open French Morning London

May 2018   Maudits Français reached 50,000 visitors

Dec 2018   French Morning London reached 50,000 visitors



AUDIENCE GROWTH

In total, the company more than doubled its audience from 2017 to 2018. It now gets an average of 400,000 unique visitors a month on its sites, which represents a growth of

+120% year-over-year

Traffic FMMG January 2019

SITE	JANUARY 2019	GROWTH YEAR TO YEAR
French Morning US	198,000	14%
Frenchly	110,000	175%
Maudits Français	65,000	145%
FM London	67,000	1000%
TOTAL	440,000	



- FM US
- Frenchly
- Maudits
- London

45%
15%
15%
25%

CONTENT GROWTH

With the new editions now at full speed, the number of articles published on French Morning's platforms has almost doubled.

It has published more videos and started four new podcast series.



10.6 million

Views

↗ That's 81% more than last year



7 million video views

FRENCH MORNING

EVENTS GROWTH

French Morning organized around 20 events in the U.S. and was able to more than double the number of tickets sold compared to 2017 (700 people to Best Croissant in New York, 350 in San Francisco, Los Angeles and Miami, 500 to its Bilingual Fair in New York).

It also had a very successful “Club des Bleus”, during the World Cup, at to viewing parties in New York City. The number of sponsors, and average revenue, has also increased across all events.


BEST BAGUETTE
NEW YORK 2019
Pain d'Avignon
BEST BAGUETTE
NEW YORK 2019
Épicerie Boulud
BEST BAGUETTE
NEW YORK 2019
Silver Moon Bakery
BEST BAGUETTE
NEW YORK 2019
Choc O Pain
BEST BAGUETTE
NEW YORK 2019
Le District
BEST BAGUETTE
Maison Kayser
BEST BAGUETTE
NEW YORK 2019
Breads Bakery
BEST BAGUETTE
NEW YORK 2019
Breads Bakery
BEST BAGUETTE
NEW YORK 2019
Orwashers
BEST BAGUETTE
NEW YORK 2019
Récolte
BEST BAGUETTE
NEW YORK 2019
La Boulangerie
NOEL



French Morning Media Group

Looking Forward

GOING INTO ASIA

Where to go to keep growing? We are looking for cities:

- With a sizable French community
- With a vibrant and dynamic business community

Our market analysis shows a large number of French speakers in these cities:



Bangkok



Hong Kong



Dubai



Singapore



Shanghai

GOING into **ASIA**

Potential Timeline



GOALS:
Opening HongKong edition
Opening Singapore Edition
Opening Dubaï Edition
Opening Bangkok Edition
Q3
Q4
S2 2019
Q1
Q2
Q3
Q4
2020
Q1
Q2
Q3
Q4
2021
Hiring Sales person in HK
Launch event in HK
-Hiring Editor in Chief HK
-Recruiting freelancers
-Social Media campaigns for reader acquisition
-Recruiting of 2 freelance writers for Singapore
-Launch event in HK
-Hiring Editor in Chief Dubaï
-Recruiting freelancers
-Social Media campaigns for reader acquisition

FRENCH MORNING

FOCUS ON VIDEO

Based on our success in video audience in the US last year, we plan to increase our investments in this area in all new markets (Canada, UK, and Asia).

We plan to launch a video series, a format best suited to the YouTube ecosystem, as well as our sponsorship monetization strategy.

GOAL: Getting 20% of our advertising revenue from video by 2020.

Team

For this new phase, we will rely on our experienced team that has been growing the business for several years:



Emmanuel Saint-Martin, CEO and Founder

- Career journalist, with previous work at magazine company Le Point and French 24 before founding French Morning in 2009.
- Frequent guest appearances on CNN and others to give his commentary on French current affairs.
- Published several French Books, including "L'Arrogance Française" among others.



Alexis Buisson, Managing Editor

- Studied journalism at Boston University where he worked on the student newspaper.
- Worked as a freelancer in New Orleans for various French and French-speaking organizations.
- Joined FMMG in 2007 and a freelancer and became Managing Editor in 2011.

Team

For this new phase, we will rely on our experienced team that has been growing the business for several years:



Romain Poirot, Advertising Director

- Leads the U.S., UK, and Quebec business development teams in all aspects of online growth, customer relationship management (CRM), partnerships, and events.
- More than six years of experience in online media sales management.

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering,
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event, and
- Other risks that are not generally disclosed or known, in part because the company is privately held and does not provide risk disclosure in publicly available reports.



EXHIBIT F
Video Transcript

Script video FM 2019 Microventures

We've launched French Morning London in January 2018, today we are very happy because we succeeded in building a strong audience. We publish every day different types of articles, we write about economics, politics, lifestyle, things to do in London, in short, everything that could help the French community here in London.

I share my time writing articles about what you have to do in Montreal, and what you have to be in Montreal, because here people speak French but we don't have the same culture. So, on Maudits Français we try to help French people to better understand Quebecers.

French Morning fundamentals have stayed very much the same overtime. We provide quality, local, community reporting but we do so in a rigorous and journalistic way. Our strength comes from the fact that we are constantly interacting with the community. We are always speaking to our readers, our readers are always speaking to us, so we get a pretty good sense of what our readers want to read and what their needs are.

These last two years, French Morning has grown a lot. We now have more than 500 000 unique visitors, We have millions of video views on Facebook and YouTube, we have five new series of podcast and we have dozens of events that we organize every year. But what we are the most proud of are our new editions in Montreal and in London. Now it's time for a new phase of French Morning growth, we're going to Asia.

There are cities in the world, such as Asia and the Emirates, that are growing double digits every year. We already have requests from brands to be there, that we cannot fulfill right now. So we need to be in Hong-Kong, in Dubaï and in a bunch of other fast-paced cities, in order to answer the demand that we have right now.
We showed you that, basically, we were able to deliver on promises in Montreal and in London. So I hope you're going to support us again on this next round of funding. Thank you.

EXHIBIT G

DRAFT Amended and Restated Certificate of Incorporation

FRENCH MORNING MEDIA GROUP INC.

SECOND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

French Morning Media Group Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1.   The name of this corporation is French Morning Media Group Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on July 21, 2017 under the name French Morning Media Group Inc.

2.   The initial Certificate of Incorporation of this corporation was amended and restated by filing a Restated Certificate of Incorporation on August 1, 2017.

3.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Second Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this July __, 2019.

By:_____
        Emmanuel Saint-Martin, President

FRENCH MORNING MEDIA GROUP INC.

SECOND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is French Morning Media Group Inc. (the **"*Corporation*"**).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III: DEFINITIONS.

As used in this Second Restated Certificate of Incorporation (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Board Composition***" means that the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 1 director of the Corporation.

"***Original Issue Price***" means $5.00 per share for the Series Seed Preferred Stock or $6.23 for the Series Seed II Preferred Stock, as the case may be.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 1,500,000, consisting of (a) 1,350,000 shares of Common Stock, $0.00001 per share and (b) 150,000 shares of Preferred Stock, $0.00001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 60,000 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***", and 90,000 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed II Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

      1.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

      2.   **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

      The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

      1.   **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

          1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for the applicable series of such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

          1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the

Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

        1.3   Deemed Liquidation Events.

        1.3.1 Definition.   Each of the following events is a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

        (a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; _provided_ that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

        (b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

        1.3.2 Amount Deemed Paid or Distributed.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

        2.   **Voting.**

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2   Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 50% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(d)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(e)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the applicable series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Pre-ferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and there-after such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.


ARTICLE VI: PREEMPTIVE RIGHTS.


No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.


ARTICLE VII: STOCK REPURCHASES.


In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.


ARTICLE VIII: BYLAW PROVISIONS.


A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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